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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2014_____ AND ENDING _____12/31/2014_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WelbornCapital LLC   *DBA . Red Square Securities LLC (DEL)*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

230 Middle Road
_____
                    (No. and Street)

Hudson   NY   12534
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maureen OBrien   845-231-2120
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
_____
              (Name – if individual, state last, first, middle name)

999 18th Street, #3000   Denver   CO   80202
_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

⦿ Certified Public Accountant

◯ Public Accountant

◯ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Maureen O'Brien _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WelbornCapital LLC _____ , as of _____ December 31 _____, 20 14 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STATE OF NEW YORK
COUNTY OF COLUMBIA

Sworn to before me this day

_____
Notary Public

Tacy Schunk
Notary Public, State of New York
Qualified in Columbia County
Reg. No. 04SC6296309
My Commission Expires Jan 27, 20__

_____
Signature

Co-Chief Compliance Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELBORN CAPITAL LLC

TABLE OF CONTENTS



Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To The Members of
Welborn Capital LLC

We have audited the accompanying statement of financial condition of Welborn Capital LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on test basis evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects the financial condition of the Company as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Summit llc

Denver, Colorado
February 26, 2015

WELBORN CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	62,951
Commissions receivable		-
Prepaid expenses		1,012
Other		47,351
Total assets	$	**111,314**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Commissions payable	$	-
Accounts payable and accrued expenses		14,499
Total liabilities		**14,499**

COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)

MEMBERS' EQUITY (Note 2):

Members' interests		249,536
Accumulated deficit		(152,721)
Total members' equity		**96,815**
Total liabilities and members' equity	$	**111,314**

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Welborn Capital LLC (the "Company") was incorporated as a limited liability company in the state of Delaware on October 26, 2009. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. In 2014 the Company added additional business lines of sales of variable life annuities, Oil and Gas and Real Estate private placements. However the Company did not recognize any revenue from these business lines in 2014.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. In addition, the Company, under rule 15c3-3(k)(2)(i), is exempt from the possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts or transactions.

The Company entered into a Membership Interest Purchase Agreement with Red Square Securities, LLC on September 18, 2013. Upon FINRA approval of the ownership change and the addition of business lines to the FINRA approval, the Firm closed the change of ownership transaction on August 29, 2014. Civitas Capital Group is the parent of Red Square Securities

Revenue Recognition

The Company signs third party marketing agreements with funds and other entities seeking to raise investment capital. These marketing agreements outline the terms of success based commission payments in the form of a percentage of management fees raised, retainers for advice or other negotiated payments. Registered representatives of the Company have independent contractor agreements with the company which outline payments to the registered representatives of the received fees. The Company would also engage in selling agreements with insurance companies who offer annuity products which we offer to the Company's investor base.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

<u>**Cash and Cash Equivalents**</u>

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

<u>**Use of Estimates**</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>**Fair Value Measurement**</u>

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any positions besides cash as of December 31, 2014.

NOTE 2 -   NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2014, the Company had net capital and net capital requirements of $48,452 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .30 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has administrative services agreement with an affiliated company, Dynamo Consulting LLC ("Dynamo"). Under the agreement, the Company pays Dynamo a monthly amount based on a percentage of the total expenses incurred to cover expenses paid by Dynamo, such as office space, equipment, telephone, salaries and other operational expenses. During the year ended December 31, 2014, the Company paid of $400 to cover its portions of expenses paid by Dynamo. Additionally, the Company shares office space with an affiliate under common control of the Parent in the Dallas, Texas branch office. As of December 2014, the broker dealer had not commenced performing business and did not have expenses related to that office space.

NOTE 4 - CONTINGENCIES

The Company may from time to time be involved in various other legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial positions of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company. As of December 31, 2014, the Company is not involved in any legal proceedings.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client investor accounts to various hedge funds and private equity funds, all of which are traded by third-party fund managers. . The Company also has business approval to engage in VLA business (not active as of December 31, 2014) and additional private placements in real estate ventures and oil and gas partnerships. The Company does not take discretionary control over any account or funds. The Funds, to which the Company introduces accounts, pay the Company a portion of the management and performance fees received by the Fund. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a Fund that the company has placed money with, and if the Fund is not able to offset such losses, the Fund could lose all of its assets and the introduced investors in the Fund could realize a loss. The Company would, therefore, lose fees associated with the introduced capital of the investor to the Fund.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 -   *SUBSEQUENT REVIEW*

The Company has performed an evaluation of subsequent events through February 18, 2015, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.